Exhibit 99.355

Nextech AR Announces New SaaS Offering To Boost Its Augmented Reality For Ecommerce Solutions

VANCOUVER, B.C., Canada – September 8, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services announces that its AR for ecommerce offering will be generally available as a self service SaaS offering in early October, 2021. The company believes that this will be the first true self-service AR SaaS platform which will be affordable for all ecommerce sites, democratizing augmented reality for large and small ecommerce businesses alike.

Some of the world’s largest retailers including Kohls, Pier1, and K-Mart Australia are already using Nextech’s technology to offer AR shopping experiences to their customers, allowing them to visualize a product in a personalized environment. This visualization gives consumers the ability to “try before they buy”, which is driving the mass adoption of AR for ecommerce and resulting in higher online conversion rates. Through these retailers Nextech’s 3D models are already being shown to tens of thousands of consumers. Last month alone, Nextech served 330,000+ AR experiences which translates into an annual run rate of almost 4M augmented reality experiences served up on its platforms, and growing. With the launch of the industry’s first low cost self-serve SaaS platform the company believes that it will quickly expand its reach to the small and medium size ecommerce sites.

This new SaaS offering is a major progression for Nextech AR, as the self service model brings significantly greater scale at a less expensive price point, to a product experiencing fast growing demand. Nextech’s AI powered technology will allow the company to offer an unmatchable pricing model to ecommerce site owners. There are an estimated 12 million eCommerce sites across the entire globe, with more and more being created every single day. The company will be unveiling its new SaaS platform and pricing in early October.

With Nextech’s AI powered virtual assembly line technology, which will now be simplified by a low monthly fee (SaaS), it can create thousands of models per week. With minimal human intervention, thousands of ecommerce sites can now sign up and use AR for ecommerce, similar to the larger ecommerce brands. Today, there are more than 100 million and growing consumers shopping with AR online and in stores. By 2025, nearly 75% of the global population and almost all smartphone users will be frequent AR users - providing a massive market opportunity for ecommerce businesses, according to a recent study conducted by Snap Inc.

CEO Evan Gappelberg commented, “Up until now, 3D models have been built individually by highly specialized 3D designers - with high price points and long wait times to match. With the rise in WebAR for ecommerce, the demand to scale and create high quality 3D content continues to accelerate and is expected to be standard in ecommerce shopping in 2022 and beyond. With our AI driven 3D content creation capabilities, and now our low cost monthly fee based SaaS platform we are addressing this growing market demand and unblocking the 3D content creation bottleneck head on. In 2021 with Threedy.ai we will exceed our production of 3D models in all previous years combined by a factor of 10.”

Nextech AR CTO Nima Sarshar added, “Nextech AR is responding to industry challenges by optimizing our internal 3D/AR pipeline. With the launch of our SaaS platform we can now extend 3D/AR model creation to an ever expanding list of customers - ecommerce businesses who want to scale the creation of 3D/AR models. For our enterprise customers, our platform’s publishing capabilities across multiple devices, social networks and formats will ensure a strong return on investment for each AR asset.”

Moving forward into 2022, Nextech AR is building out its team to support the expansion of its SaaS strategy. Nextech views SaaS as important to the advancement of all its augmented reality solutions.

For further information, please contact:
public.relations@nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.